1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

Via EDGAR Correspondence

May 1, 2009

Ms. Laura E. Hatch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   AQR Funds, File Nos. 333-153445 and 811-22235

Dear Ms. Hatch:

We are writing in response to comments you provided by telephone on April 20, 2009 to Ms. Jane Kanter and Ms. Erin Wagner of this office with respect to Post-Effective Amendment No. 1 (“PEA 1”), filed under Rule 485(a) of the Securities Exchange Act of 1933, as amended, to the registration statement of AQR Funds (“Trust”). PEA 1 was filed with the Securities and Exchange Commission (“SEC”) on March 5, 2009, and included the Prospectus and Statement of Additional Information (“SAI”) with respect to three proposed new series of the Trust, the AQR Momentum Fund, the AQR Small Cap Momentum Fund and the AQR International Momentum Fund (each a “Fund” and together the “Funds”). On behalf of the Registrant, set forth below in italics are the SEC staff’s comments on the PEA 1, along with our responses.

PROSPECTUS

1.      Principal Investment Strategy

a.      Comment: For each Fund, please clarify what you mean by “equity-related securities” by defining the term or providing examples.

Response: We are filing marked pages that reflect the requested change.

b.      Comment: For each Fund, please describe the types of companies comprising each Fund’s relevant investment universe.

Response: We are filing marked pages to show the requested change for each Fund except for the AQR International Momentum Fund, for which we believe the disclosure already clearly defines the relevant universe. In relevant part, the section of the prospectus captioned “AQR International Momentum Fund” reads:

The Fund’s investment universe consists of companies included in the MSCI World ex-US Index, or that will be admitted to the index within 180 days of purchase, as well as companies deemed by the Advisor to have similar characteristics. The MSCI World ex-US Index is a free float-adjusted market capitalization index that is designed to measure the performance of equities in developed markets.

US   Austin   Boston   Charlotte   Hartford   New York   Newport Beach   Philadelphia   Princeton   San Francisco   Silicon Valley   Washington DC   EUROPE   Brussels   London   Luxembourg   Munich   Paris   ASIA   Beijing   Hong Kong

2.      Principal Investment Risks

Comment: Under “Principal Investment Risks” please provide a brief description of each risk in the bulleted list.

Response: Pursuant to Sections (3)(c)(i) and (ii) of the General Instructions to Form N-1A, the principal risk disclosure is presented in a format designed to communicate the information effectively, given the Trust’s series structure. To that end, the prospectus includes a summary of the risks with a cross reference to a separate segment of the prospectus entitled “How the Funds Pursue Their Investment Objective,” which contains the risk information for all series. This format seeks to avoid a large and cumbersome document and to create, instead, a streamlined document for ease of shareholder review. We believe this presentation is consistent with Form N-1A’s intent to disclose the information required by Item 2 in a standard order at the beginning of the prospectus.

3.      Management of the Funds

Comment: Please state the adviser’s assets under management as of a recent date.

Response: We are filing marked pages that reflect the requested change.

4       General Purchasing Policies; General Redemption Policies

Comment: Under “General Purchasing Policies” and “General Redemption Policies” please add a definition of “good order.”

Response: We are filing marked pages that reflect the requested change.

5.      General Redemption Policies

Comment: In the section describing the redemption fee, under the paragraph that begins “Accounts exempt from the imposition of redemption fees” please explain why the first two bulleted exemptions regarding omnibus accounts are permissible exceptions under Rule 22c-2.

Response: Registrant believes the referenced language does not violate the requirements of Rule 22c-2 under the Investment Company Act of 1940, as amended. Rule 22c-2 permits registered open-end investment companies to impose a redemption fee of up to 2% of the amount redeemed. Rule 22c-2 does not require a fund to adopt a redemption fee. However, an open-end investment company must either approve a redemption fee or affirmatively decide that a redemption fee is not necessary or not appropriate. While Rule 22c-2 does exempt certain open-end investment companies from the Rule’s application, the Rule does not provide for, nor does it prohibit, open-end investment companies from making exceptions with respect to the imposition of a redemption fee based on the type of shareholder account.

The Funds have adopted the redemption fee as described in their prospectus in accordance with the requirements of Rule 22c-2. While the Funds will endeavor to apply the redemption fee uniformly across shareholder accounts, as a practical matter, the Funds cannot guarantee that third party financial intermediaries that use omnibus accounts for investments made on behalf of their clients or customers with the Funds will apply the redemption fee. As a result, the Momentum Funds have added the referenced disclosure to alert shareholders to these possible limitations. Such disclosure is also consistent with the exceptions from the redemption fee as set forth in the Funds’ Market Timing and Excessive Trading Policies and Procedures previously approved by the Board.

6.      Payment of Redemption Proceeds

Comment: Please adjust the period for forwarding redemption proceeds from 15 days to 10 days.

Response: We are filing marked pages that reflect the requested change.

STATEMENT OF ADDITIONAL INFORMATION

1.      Fundamental Policies

Comment: Please define what the Funds consider to be “concentration” as that term is used in the fundamental investment restrictions.

Response: We are filing marked pages that reflect the requested change.

2.      Portfolio Managers – Other Accounts Managed

Comment: In the table under “Portfolio Managers—Other Accounts Managed” please break out the assets under management for each category (registered investment companies, other pooled investment vehicles and other accounts) separately.

Response: We are filing marked pages to show the reformatted table. The missing information will be provided in a subsequent post-effective amendment to the Funds’ registration statement filed pursuant to Rule 485(b) under the Securities Act of 1933.

*      *      *      *      *      *

Please call me at 202.261.3302 or my colleague, Erin Wagner, at 202.261.3317 should you have any questions or wish to discuss our responses above.

Sincerely,

/s/ Jane A. Kanter
Jane A. Kanter Partner
cc: Brendan Kalb, AQR Capital Management, LLC

AQR MOMENTUM FUND

INVESTMENT OBJECTIVE

The AQR Momentum Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

The Fund will invest primarily in equity or equity-related securities (including, but not limited to, exchange-traded funds, equity index futures, currency forwards and depositary receipts) of large and mid-sized companies traded on a principal U.S. exchange or over-the-counter market that the Adviser determines to have positive Momentum. The Adviser considers a security to have positive Momentum primarily if it has a return over the prior twelve months that ranks in the top third of its relevant universe at the time of purchase. In assessing positive Momentum, the Adviser may also consider additional factors, such as the security’s return over the most recent month and other time periods. The criteria the Adviser uses for determining positive Momentum may change from time to time.

As of the date of this Prospectus, the Adviser considers the Fund’s universe to be those large and mid-cap U.S. companies that are in the top 90% of all publicly offered U.S. companies in terms of market capitalization, or those that are larger than the 1000th largest U.S. company, whichever is larger. As of March 31, 2009, this threshold was $[x.xx] billion or above. This dollar amount will change with market conditions.

The Adviser uses a market capitalization approach to weight the securities in the Fund’s portfolio. In general, this means that a security’s weight in the portfolio at the time of purchase will be proportional to its market capitalization relative to the other securities in the portfolio. The Adviser expects to rebalance the portfolio no less than quarterly, at which time the Adviser will consider which securities are eligible for inclusion in the portfolio by virtue of their capitalization and positive Momentum.

The Fund is expected to have annual turnover in excess of 100%. In light of this high level of turnover, the Adviser believes that effective management of transaction costs is essential. Transaction costs include commissions, bid-ask spreads, market impact and time delays (the time between the investment decision and implementation, during which a market may move for or against the Fund). The Adviser employs an optimization process and a number of sophisticated trading techniques in an effort to keep trading costs for the Fund reasonably low.

In order to manage transaction costs, the Adviser does not intend to rebalance the Fund’s portfolio mechanically or to purchase and sell exclusively those securities defined by the eligibility criteria described above. The Adviser will seek to maintain flexibility to trade opportunistically in order to strike a balance between maintaining the desired exposure to positive Momentum while attempting to keep transaction costs reasonably low.

The Fund may invest in or use financial futures contracts and other types of equity-linked derivative instruments, as well as exchange-traded-funds and similar pooled investment vehicles to gain exposure to the equity market and to maintain liquidity to pay for redemptions. A portion of the Fund’s assets may be held in cash or cash-equivalent investments, including, but not limited to short-term investment funds.

PRINCIPAL INVESTMENT RISKS

An investor in the Fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations. There is no guarantee that the Fund will achieve its investment objective. An investment in the Fund is subject to risks, including the possibility that the value of the Fund’s portfolio holdings may fluctuate in response to events specific to the companies in which the Fund invests, as well as economic, political or social events in the United States or abroad.

2

AQR SMALL CAP MOMENTUM FUND

INVESTMENT OBJECTIVE

The AQR Small Cap Momentum Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

The Fund will invest primarily in equity or equity-related securities (including, but not limited to, exchange-traded funds, equity index futures, currency forwards and depositary receipts) of small cap companies traded on a principal U.S. exchange or over-the-counter market that the Adviser determines to have positive Momentum. The Adviser considers a security to have positive Momentum primarily if it has a return over the prior twelve months that ranks in the top third of its relevant universe at the time of purchase. In assessing positive Momentum, the Adviser may also consider additional factors, such as the security’s return over the most recent month and other time periods. The criteria the Adviser uses for determining positive Momentum may change from time to time.

Under normal market circumstances, the Fund will invest at least 80% of its net assets (including any borrowings for investment purposes) in small cap U.S. companies. As of the date of this Prospectus, the Adviser considers the Fund’s universe to be those small-cap U.S. companies that are in the bottom 10% of total market capitalization of all publicly offered U.S. companies in terms of market capitalization, or that are smaller than the 1000th largest U.S. company, whichever is larger. As of March 31, 2009, this threshold was $[x.xx] billion or below. This dollar amount will change with market conditions.

The Adviser uses a market capitalization approach to weight the securities in the Fund’s portfolio. In general, this means that a security’s weight in the Fund’s portfolio at the time of purchase will be proportional to its market capitalization relative to the other securities in the portfolio. The Adviser expects to rebalance the Fund’s portfolio no less than quarterly, at which time the Adviser will consider which securities are eligible for inclusion in the portfolio by virtue of their capitalization and positive Momentum.

The Fund is expected to have annual turnover in excess of 100%. In light of this high level of turnover, the Adviser believes that effective management of transaction costs is essential. Transaction costs include commissions, bid-ask spreads, market impact and time delays (the time between the investment decision and implementation, during which a market may move for or against the Fund). The Adviser employs an optimization process and a number of sophisticated trading techniques in an effort to keep trading costs for the Fund reasonably low.

In order to manage transaction costs, the Adviser does not intend to rebalance the Fund’s portfolio mechanically or to purchase and sell exclusively those securities defined by the eligibility criteria described above. The Adviser will seek to maintain flexibility to trade opportunistically in order to strike a balance between maintaining the desired exposure to positive Momentum while attempting to keep transaction costs reasonably low.

The Fund may invest in or use financial futures contracts and other types of equity-linked derivative instruments, as well as exchange-traded-funds and similar pooled investment vehicles to gain exposure to the equity market and to maintain liquidity to pay for redemptions. A portion of the Fund’s assets may be held in cash or cash-equivalent investments, including, but not limited to short-term investment funds.

PRINCIPAL INVESTMENT RISKS

An investor in the Fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations. There is no guarantee that the Fund will achieve its investment objective. An investment in the Fund is subject to risks, including the possibility that the value of the Fund’s portfolio holdings may fluctuate in response to events specific to the companies in which the Fund invests, as well as economic, political or social events in the United States or abroad.

AQR INTERNATIONAL MOMENTUM FUND

INVESTMENT OBJECTIVE

The AQR International Momentum Fund seeks long-term capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

The Fund will invest primarily in equity or equity-related securities (including, but not limited to, exchange-traded funds, equity index futures, equity index swaps, currency forwards and depositary receipts) of non-U.S. companies that the Adviser determines to have positive Momentum. The Adviser considers a security to have positive Momentum primarily if it has a return over the prior twelve months that ranks in the top third of its relevant universe at the time of purchase. In assessing positive Momentum, the Adviser may also consider additional factors, such as the security’s return over the most recent month and other time periods. The criteria the Adviser uses for determining positive Momentum may change from time to time.

The Fund’s investment universe consists of companies included in the MSCI World ex-US Index, or those that will be admitted to the index within 180 days of purchase, as well as companies deemed by the Adviser to have similar characteristics. The MSCI World ex-US Index is a free float-adjusted market capitalization index that is designed to measure the performance of equities in developed markets.

The Fund will generally invest only in developed markets outside the U.S. As of the date of this Prospectus, the Adviser considers the following 22 countries to be developed markets: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom.

The Adviser uses a market capitalization approach to weight the securities in the Fund’s portfolio. In general, this means that a security’s weight in the portfolio at the time of purchase will be proportional to its market capitalization relative to the other securities in the portfolio. The Adviser expects to rebalance the portfolio no less than quarterly, at which time the Adviser will consider which securities are eligible for inclusion in the portfolio by virtue of their capitalization and positive Momentum.

The Fund is expected to have annual turnover in excess of 100%. In light of this high level of turnover, the Adviser believes that effective management of transaction costs is essential. Transaction costs include commissions, bid-ask spreads, market impact and time delays (the time between the investment decision and implementation, during which a market may move for or against the Fund). The Adviser employs an optimization process and a number of sophisticated trading techniques in an effort to keep trading costs for the Fund reasonably low.

In order to manage transaction costs, the Adviser does not intend to rebalance the Fund’s portfolio mechanically or to purchase and sell exclusively those securities defined by the eligibility criteria described above. The Adviser will seek to maintain flexibility to trade opportunistically so as to strike the appropriate balance between maintaining the desired exposure to positive Momentum while attempting to keep transaction costs reasonably low.

The Fund may invest in or use financial futures, currency forward contracts and other types of equity-linked derivative instruments, as well as exchange-traded-funds and similar pooled investment vehicles to gain exposure to the equity market and to maintain liquidity to pay for redemptions. A portion of the Fund’s assets may be held in cash or cash-equivalent investments, including, but not limited to short-term investment funds.

PRINCIPAL INVESTMENT RISKS

An investor in the Fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations. There is no guarantee that the Fund will achieve its investment objective. An investment in the Fund is subject to risks, including the possibility that the value of the Fund’s portfolio holdings may fluctuate in response to events specific to the companies in which the Fund invests, as well as economic, political or social events in the United States or abroad.

MANAGEMENT OF THE FUNDS

AQR Funds is organized as a Delaware statutory trust (“Trust”). The Trust is governed by a Board of Trustees that is responsible for overseeing all business activities of the Trust.

The Funds’ Adviser is AQR Capital Management, LLC, a Delaware limited liability company formed in 1998. Subject to the overall authority of the Board of Trustees, the Adviser furnishes continuous investment supervision and management to the Funds’ portfolios and also furnishes office space, equipment, and management personnel. The Adviser’s address is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830. As of April 30, 2009, the Adviser’s total assets under management were approximately $18.7 billion.

The Adviser is an investment management firm that employs a disciplined multi-asset, global research process. (AQR stands for Applied Quantitative Research.) Until the launch of the Funds, the Adviser’s investment products have been primarily provided through a limited set of collective investment vehicles and separate accounts that utilize all or a subset of the Adviser’s investment strategies. The Adviser also serves as a sub-adviser to several registered investment companies. These investment products range from aggressive, high volatility and market-neutral alternative strategies, to low volatility, more traditional benchmark-driven products.

Investment decisions are made by the Adviser using a series of global asset allocation, arbitrage, and security selection models, and implemented using proprietary trading and risk-management systems. The Adviser believes that a systematic and disciplined process is essential to achieving long-term success in investment and risk management. The principals of the Adviser have been pursuing the research supporting this approach since the late 1980s, and have been implementing this approach in one form or another since 1993. The research conducted by principals and employees of the Adviser has been published in a variety of professional journals since 1991. Please see the Adviser’s website (www.aqr.com) for additional information regarding the published papers written by the Adviser’s principals and other personnel.

The Adviser’s founding principals, Clifford S. Asness, Ph.D., David G. Kabiller, CFA, Robert J. Krail, and John M. Liew, Ph.D., and several colleagues founded the Adviser in January 1998. Each of the Adviser’s founding principals was formerly at Goldman Sachs, & Co., where Mssrs. Asness, Krail, and Liew comprised the senior management of the Quantitative Research Group at Goldman Sachs Asset Management (GSAM). At GSAM, the team managed both traditional (managed relative to a benchmark) and non-traditional (managed seeking absolute returns) mandates. The founding principals formed the Adviser to build upon the success achieved at GSAM while enabling key professionals to devote a greater portion of their time to research and investment product development. The Adviser manages assets for institutional investors both in the United States and globally. The Adviser is based in Greenwich, Connecticut and employs approximately 190 people as of the date of this prospectus.

Each Fund pays an investment advisory fee to the Adviser for serving as investment adviser, as reflected below and expressed as a percentage of average daily net assets.

Fund
AQR Momentum Fund	[	]%
AQR Small Cap Momentum Fund	[	]%
AQR International Momentum Fund	[	]%

The Adviser has contractually agreed to reimburse the Class L Shares of each Fund to the extent that the annual ordinary operating expenses of each Fund’s Class L Shares, exclusive of certain expenses, exceed the following percentages of the average daily net assets:

Fund
AQR Momentum Fund	[	]%
AQR Small Cap Momentum Fund	[	]%
AQR International Momentum Fund	[	]%

GENERAL PURCHASING POLICIES

•

You may purchase a Fund’s Class L Shares at the NAV per share next determined following receipt by the Fund or an authorized financial intermediary or other agent of the Fund of your purchase order in good order (it contains all required information, including properly completed and signed documents). Financial intermediaries authorized to accept purchase orders on behalf of the Funds are responsible for timely transmitting those orders to the Funds.

•

You may purchase a Fund’s Class L Shares directly from the Fund or through certain financial intermediaries (and other intermediaries these firms may designate) without the imposition of any sales charges. See “How to Buy Class L Shares.”

•

Once a Fund accepts your purchase order, you may not cancel or revoke it; however, you may redeem the shares. The Funds are deemed to have received a purchase or redemption order when an authorized financial intermediary (or its authorized designee) receives the order. A Fund may withhold redemption proceeds until it is reasonably satisfied it has received your payment. This confirmation process may take up to 10 days.

•	Each Fund reserves the right to cancel any purchase or exchange order it receives if the Trust believes that it is in the best interest of a Fund’s shareholders to do so.

GENERAL REDEMPTION POLICIES

•

You may redeem the Funds’ Class L Shares at the NAV per share next-determined following receipt by the Fund or an authorized financial intermediary or other agent of the Fund of your redemption order in good order (it contains all required information, including properly completed and signed documents).

•	The Funds cannot accept a redemption request that specifies a particular redemption date or price.

•	Once a Fund accepts your redemption order, you may not cancel or revoke it.

•

The Funds generally will transmit redemption proceeds within seven days after receipt of your redemption request. If you recently made a purchase, the Funds may withhold redemption proceeds until they are reasonably satisfied that they have received your payment. This confirmation process may take up to 10 days.

•	The Funds reserve the right at any time without prior notice to suspend, limit, modify or terminate any privilege, including the telephone exchange privilege, or its use in any manner by any person.

Redemption in Kind. The Funds generally intend to pay all redemptions in cash. Each Fund is obligated to redeem shares solely in cash up to the lesser of $250,000 or 1% of the Fund’s NAV during any 90-day period for any one shareholder. Redemptions in excess of those amounts will normally be paid in cash, but may be paid wholly or partly by a distribution in kind of marketable securities. Brokerage costs may be incurred by a shareholder who receives securities and desires to convert them to cash.

Excessive and Short-Term Trading/Redemption Fee. The Funds are intended for long-term investment purposes, and thus purchases, redemptions and exchanges of Fund shares should be made with a view toward long-term investment objectives. Excessive trading, short-term trading and other abusive trading activities may be detrimental to a Fund and its long-term shareholders by disrupting portfolio management strategies, increasing brokerage and administrative cost, harming Fund performance and diluting the value of shares. Such trading may also require a Fund to sell securities to meet redemptions, which could cause taxable events that impact shareholders. If your investment horizon is not long-term, then you should not invest in the Funds.

The Board of Trustees has adopted policies and procedures that seek to discourage and not accommodate excessive or short-term trading activities. These policies and procedures include, among other things, use of fair value pricing of international securities, periodic review of shareholder trading activity, and the redemption fee policies described below.

Payments of Redemption Proceeds

Redemption orders are valued at the NAV per share next determined (subject to the redemption fee if applicable) after the shares are properly tendered for redemption, as described above. Payment for shares redeemed generally will be made within seven days after receipt of a valid request for redemption. The Funds may temporarily stop redeeming shares or delay payment of redemption proceeds when the NYSE is closed or trading on the NYSE is restricted, when an emergency exists and the Funds cannot sell shares or accurately determine the value of assets, or if the SEC orders the Funds to suspend redemptions or delay payment of redemption proceeds.

At various times, a Fund may be requested to redeem shares for which it has not yet received good payment. If this is the case, the forwarding of proceeds may be delayed until payment has been collected for the purchase of the shares. The delay may last up to 10 days. The Funds intend to forward the redemption proceeds as soon as good payment for purchase orders has been received. This delay may be avoided if shares are purchased by wire transfer. The Funds intend to pay cash for all shares redeemed, except in cases noted above under the heading “General Redemption Policies,” in which case payment for certain large redemptions may be made wholly or partly in portfolio securities that have a market value equal to the redemption price. You may incur brokerage costs in converting the portfolio securities to cash.

By Check

You may have a check for the redemption proceeds mailed to your address of record. To change the address to which a redemption check is to be mailed, you must send a written request with a Medallion Signature Guarantee to the Funds, AQR Funds, P.O. Box 2248, Denver, CO 80201-2248.

By ACH Transfer

If your bank account is ACH active, you may have your redemption proceeds sent to your bank account via ACH transfer.

By Wire Transfer

You can arrange for the proceeds of a redemption to be sent by wire transfer to a single previously designated bank account if you have given authorization for expedited wire redemption on your Funds Account Application. This redemption option does not apply to shares held in broker “street name” accounts. If a request for a wire redemption is received by the Funds prior to the close of the NYSE, the shares will be redeemed that day at the next determined NAV, and the proceeds will generally be sent to the designated bank account the next Business Day. The bank must be a member of the Federal Reserve wire system. Delivery of the proceeds of a wire redemption request may be delayed by the Funds for up to seven days if deemed appropriate under then current market conditions. Redeeming shareholders will be notified if a delay in transmitting proceeds is anticipated. The Funds cannot be responsible for the efficiency of the Federal Reserve wire system or the shareholder’s bank. You are responsible for any charges imposed by your bank. The Funds reserve the right to terminate the wire redemption privilege. Shares purchased by check may not be redeemed by wire transfer until the shares have been owned (i.e., paid for) for at least 15 days. To change the name of the single bank account designated to receive wire redemption proceeds, you must send a written request with a Medallion Signature Guarantee to the Funds, AQR Funds, P.O. Box 2248, Denver, CO 80201-2248. If you elect to have the payment wired to your bank, a wire transfer fee of $30.00 will be charged by the Funds.

2.	May borrow money to the extent permitted under the 1940 Act, as interpreted or modified by regulatory authorities having jurisdiction, from time to time.

3.	May not concentrate its investments in a particular industry or group of industries, except as permitted under the 1940 Act, as interpreted or modified by regulatory authorities having jurisdiction, from time to time, provided that, without limiting the generality of the foregoing, this limitation will not apply to a Fund’s investments in: (i) securities of other investment companies; (ii) securities issued or guaranteed as to principal and/or interest by the U.S. government, its agencies or instrumentalities; or (iii) repurchase agreements (collateralized by the instruments described in Clause (ii)).

Pursuant to the current interpretations of the SEC staff, a Fund is considered to be “concentrated” in an industry if it invests more than 25% of its assets in that industry. For the purposes of this policy, each Fund may use the industry classifications provided by Bloomberg, L.P., the Morgan Stanley Capital International/Standard & Poor’s Global Industry Classification Standard (“GICS”) or any other reasonable industry classification system. Wholly-owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of the parents. Utilities will be divided according to their services, for example, gas, gas transmission, electric and gas, electric and telephone will each be considered a separate industry.

4.	May not purchase or sell real estate or any interest therein, other than as may be acquired as a result of ownership of securities or other instruments and provided that the Fund shall not be prevented from investing in securities backed by real estate or securities of companies engaged in the real estate business.

5.	May not purchase physical commodities or contracts relating to physical commodities, except as permitted under the 1940 Act and other applicable laws, rules and regulations, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

6.	May make loans to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

7.	May not act as an underwriter of securities within the meaning of the 1933 Act, except as permitted under the 1933 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time. Among other things, to the extent that a Fund may be deemed to be an underwriter within the meaning of the 1933 Act, this would permit a Fund to act as an underwriter of securities in connection with the purchase and sale of its portfolio securities in the ordinary course of pursuing its investment objective, investment policies and investment program.

8.	May not issue any senior security, except as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time. Among other things, this would permit a Fund to: (a) enter into commitments to purchase securities in accordance with a Fund’s investment program, including, without limitation, reverse repurchase agreements, delayed delivery securities and when-issued securities, to the extent permitted by its investment program and other restrictions; (b) engage in short sales of securities to the extent permitted in its investment program and other restrictions; and (c) purchase or sell derivative instruments to the extent permitted by its investment program and other restrictions.

If a percentage limitation is satisfied at the time of investment, a later increase or decrease in such percentage resulting from a change in the value of the Fund’s investments will not constitute a violation of such limitation, except that any borrowing by the Fund that exceeds the fundamental investment limitations stated above must be reduced to meet such limitations within the period required by the 1940 Act (currently three days). In addition, if the Fund’s holdings of illiquid securities exceed 15% of net assets because of changes in the value of the Fund’s investments, the Fund will take action to reduce its holdings of illiquid securities within a time frame deemed to be in the best interest of the Fund. Otherwise, the Fund may continue to hold a security even though it causes the Fund to exceed a percentage limitation because of fluctuation in the value of the Fund’s assets.

NON-FUNDAMENTAL INVESTMENT POLICIES RELATED TO FUND NAMES

Certain Funds have names that suggest that the Fund will focus on a type of investment, within the meaning of Rule 35d-1 under the 1940 Act. The Trust has adopted a non-fundamental policy for each Fund with such a name to invest under normal market conditions at least 80% of its net assets (plus any borrowings for investment purposes) in investments of the type suggested by the Fund’s name, in each case as set forth in the Fund’s prospectus.

With respect to each of these Funds, the Trust has adopted a policy to provide the Fund’s shareholders with at least 60 days prior notice of any change in the policy of a Fund to invest at least 80% of its assets in the manner described above.

	Number of Other Accounts Managed and Assets by Account Type						Number of Other Accounts and Assets for Which the Advisory Fee is Based on Performance
Portfolio Manager	Registered Investment Company		Other Pooled Investment Vehicles		Other Accounts		Registered Investment Company		Other Pooled Investment Vehicles		Other Accounts
	# of Accts.	Assets Under Management	# of Accts.	Assets Under Management	# of Accts.	Assets Under Management	# of Accts.	Assets Under Management	# of Accts.	Assets Under Management	# of Accts.	Assets Under Management
Clifford S. Asness	11		43		58		1		30		11
John M. Liew	10		34		40		1		24		7
Oktay Kurbanov	10		34		40		1		24		7
Jacques A. Friedman	11		33		58		1		20		11
Ronen Israel	11		33		58		1		20		11
Lars Nielsen	11		33		58		1		20		11
Mark Mitchell	0		6		0		0		6		0
Todd Pulvino	0		6		0		0		6		0

Administrator and Fund Accountant

On behalf of the Funds, the Trust has entered into an Fund Administration and Accounting Agreement dated December 5, 2008 (the “Administration Agreement”) with The Bank of New York Mellon (“Administrator”). Under the Administration Agreement, the Administrator’s services include, but are not limited to, the following: preparing minutes of meetings of the Board of Trustees and assisting the Secretary of the Trust in preparing for quarterly meetings of the Board of Trustees; performing certain compliance tests for the Trust; participating in the periodic update of the Trust’s registration statement and coordinating in the preparation, filing, printing and dissemination of certain other Trust filings and documents; preparing workpapers supporting the preparation of federal, state and local income tax returns for the Trust; establishing appropriate expense accruals, maintaining expense files and coordinating the payment of invoices for the Trust.

Under the Fund Administration and Accounting Agreement, the Administrator is entitled to receive an annual asset-based fee from the Trust, computed daily and payable monthly based on monthly gross adjusted assets for administrative and fund accounting services of: 4.0 basis points (0.04%) annually on the first $1 billion in total gross adjusted assets; 2.5 basis points (0.025%) annually on the next $2 billion in total gross adjusted assets; and 2.0 basis points (0.02%) annually on assets in excess of $3 billion in total gross adjusted assets. The Trust also: (i) pays the Administrator fixed, separate fees of $15,000 per Fund per year for corporate governance related services and $5,000 per Fund per year for fair valuation pricing services and (ii) reimburses the Administrator for certain of its out-of-pocket expenses. There is a minimum fee of $5,800 per Fund per year for services other than the corporate governance services. The minimum fee will be calculated based on the number of Funds and applied at the relationship level.

The Administration Agreement continues in effect indefinitely unless it is terminated by either party in accordance with its terms. The Trust may terminate the Administration Agreement at any time by giving 60 days prior notice to the Administrator. The Trust also will have the option to extend the notice period up to an additional 30 days. The Administrator may terminate the Administration Agreement at any time by giving 90 days prior notice to the Trust.

Distributor

The Trust has entered into a Distribution Agreement dated as of December 8, 2008, on behalf of each Fund, with the Distributor, ALPS Distributors, Inc. pursuant to which the Distributor acts as distributor for each Fund and acts as agent for each Fund in selling its shares to the public. The Distributor offers shares of the Funds on a continuous basis and may engage in advertising and solicitation activities in connection therewith. The Distributor is not obligated to sell any certain number of shares of the Funds. The Distributor also reviews advertisements and acts as liaison for broker-dealer relationships. Investors purchasing or redeeming shares of a Fund through another financial institution should read any materials and information provided by the financial institution to acquaint themselves with its procedures and any fees that the institution may charge.

The Distribution Agreement continues in effect until December 7, 2009 and shall continue in effect for successive one-year periods ending each December 7th provided such continuance is specifically approved at least annually by (i) the Board of Trustees or (ii) the vote of a majority of outstanding shares of the Fund, and provided that in either event the continuance is also approved by a majority of the Trust’s Board of Trustees who are not “interested persons” (as defined in the 1940 Act) of any party to the Distribution Agreement.